SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	First American Funds Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	800 Nicollet Mall Minneapolis, Minnesota 55402

TELEPHONE NUMBER:	(612) 303-7987

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	Richard J. Ertel U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall, BC-MN-H04N Minneapolis, Minnesota 55402-7020

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒Yes	☐No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Minneapolis and State of Minnesota on this 27th day of October, 2021.

First American Funds Trust
/s/ Richard J. Ertel
By:	Richard J. Ertel Trustee

ATTEST:	/s/ Jill M. Stevenson
Name: Title:	Jill M. Stevenson Treasurer